United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of April 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on March 31, 2022

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				83,512,920	1.63%	1.63%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	XP Investments US	Buy	02/25/22	875,000	17.37639	78,141,199.86
ADS	VALE	Bradesco Securities Inc	Buy	03/03/22	1,600,000	19.87804	160,547,802.97
ADS	VALE	Bradesco Securities Inc	Buy	03/04/22	659,746	19.78156	66,243,277.82
ADS	VALE	Bradesco Securities Inc	Buy	03/07/22	1,745,200	20.65894	182,357,470.36
ADS	VALE	Bradesco Securities Inc	Buy	03/09/22	1,400,000	18.64310	130,747,025.74
ADS	VALE	Bradesco Securities Inc	Buy	03/10/22	1,682,100	18.94814	160,998,373.87
ADS	VALE	Bradesco Securities Inc	Buy	03/11/22	1,950,000	19.28878	189,024,706.22
ADS	VALE	XP Investments US	Buy	03/14/22	3,400,000	17.97164	309,471,309.38
ADS	VALE	XP Investments US	Buy	03/15/22	2,308,500	17.17730	203,479,496.31
ADS	VALE	XP Investments US	Buy	03/16/22	3,078,188	17.70907	279,574,885.07
ADS	VALE	XP Investments US	Buy	03/17/22	3,077,941	18.53544	289,613,601.86
ADS	VALE	XP Investments US	Buy	03/18/22	3,250,000	18.87169	309,185,790.06
ADS	VALE	XP Investments US	Buy	03/21/22	1,245,482	19.85415	122,814,031.96
ADS	VALE	XP Investments US	Buy	03/22/22	1,138,800	19.58167	109,731,907.89
ADS	VALE	XP Investments US	Buy	03/23/22	1,300,000	20.00589	126,667,712.96
ADS	VALE	XP Investments US	Buy	03/24/22	1,500,000	20.02754	144,399,585.00
ADS	VALE	XP Investments US	Buy	03/25/22	1,300,000	19.96342	124,005,999.93
ADS	VALE	J.P. Morgan Securities Inc.	Buy	03/28/22	1,100,000	19.81638	104,423,414.57
ADS	VALE	J.P. Morgan Securities Inc.	Buy	03/29/22	1,399,555	19.75558	131,294,124.98
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				117,523,432	2.35%	2.35%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 08, 2022		Head of Investor Relations